
13002955

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



**FORM 11-K**

ANNUAL REPORT
PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012

**Commission file number: 001-14764**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**CABLEVISION 401(k) SAVINGS PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**CABLEVISION SYSTEMS CORPORATION**
1111 Stewart Avenue
Bethpage, New York 11714

**CABLEVISION 401(k) SAVINGS PLAN**

**Table of Contents**



* Schedules required for Form 5500, which are not applicable, have not been included.



**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

The Investment and Benefits Committee
Cablevision 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Cablevision 401(k) Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012 and supplemental Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 21, 2013

**CABLEVISION 401(k) SAVINGS PLAN**
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

| Assets: | 2012 | 2011 |
|---|---|---|
| Investments, at fair value: | | |
| Registered investment company mutual funds | $ 754,285,663 | $601,375,895 |
| Common collective trust funds | 186,719,535 | 166,192,649 |
| Cablevision stock fund (includes cash equivalents of $1,208,611 and $1,113,120) | 29,320,163 | 28,136,709 |
| The Madison Square Garden Company stock fund (includes cash equivalents of $340,944 and $339,667) | 16,246,716 | 11,854,551 |
| AMC Networks Inc. stock fund (includes cash equivalents of $441,200 and $421,893) | 20,162,347 | 17,513,202 |
| Total investments | 1,006,734,424 | 825,073,006 |
| Participant loans | 47,871,109 | 44,161,756 |
| Receivables: | | |
| Dividend and interest | 5,315 | 6,256 |
| Employer contributions (Note 1(c)) | 4,241,530 | 1,791,064 |
| Participant contributions | 208,526 | 201,258 |
| Total receivables | 4,455,371 | 1,998,578 |
| Total assets | 1,059,060,904 | 871,233,340 |
| Liabilities: | | |
| Other liabilities | 39,594 | 3,501 |
| Excess employee contributions (Note 8) | 90,706 | 157,693 |
| Total liabilities | 130,300 | 161,194 |
| Net assets available for benefits at fair value | 1,058,930,604 | 871,072,146 |
| Adjustment from fair value to contract value for fully benefit-responsive investment contracts (common collective trusts) | (826,512) | (200,678) |
| Net assets available for benefits | $1,058,104,092 | $870,871,468 |

See accompanying notes to financial statements.

**CABLEVISION 401(k) SAVINGS PLAN**

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2012 and 2011

| | 2012 | 2011 |
|---|---|---|
| Additions to net assets attributed to: | | |
| Investment income (loss): | | |
| Net appreciation (depreciation) in fair value of investments | $ 105,712,893 | $(53,062,506) |
| Interest and dividends from investments | 21,908,257 | 16,226,641 |
| Net investment gain (loss) | 127,621,150 | (36,835,865) |
| Interest from participant loans | 1,955,377 | 1,909,007 |
| Contributions: | | |
| Employer | 30,032,854 | 24,511,289 |
| Participants | 76,230,887 | 68,410,673 |
| Rollovers | 5,803,489 | 4,346,210 |
| Total contributions | 112,067,230 | 97,268,172 |
| Total additions to net assets | 241,643,757 | 62,341,314 |
| Deductions from net assets attributed to: | | |
| Benefits paid to participants | 53,415,381 | 44,274,333 |
| Administrative expenses | 1,111,894 | 1,092,864 |
| Total deductions from net assets | 54,527,275 | 45,367,197 |
| Net increase before transfers from the Plan | 187,116,482 | 16,974,117 |
| Net transfers to (from) the Plan (Note 1(d)) | 116,142 | (83,273,618) |
| Net increase (decrease) after transfers from the Plan | 187,232,624 | (66,299,501) |
| Net assets available for benefits: | | |
| Beginning of year | 870,871,468 | 937,170,969 |
| End of year | $1,058,104,092 | $870,871,468 |

See accompanying notes to financial statements.

## (1) Description of the Plan and Nature of Operations

The following description of the Cablevision 401(k) Savings Plan, (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

### *(a) General*

The Plan is a 401(k) defined contribution plan for the benefit of employees of CSC Holdings, LLC and subsidiaries (the "Company"), and affiliated companies (see Note 1(c) below), and is intended to constitute a multiple employer plan. The Plan was adopted effective January 1, 1993 and has since been amended and restated. The Plan generally covers full-time employees, however, certain groups of part-time employees can participate after completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Investment assets of the Plan are maintained under a trust agreement with Fidelity Management Trust Company (the "Trustee") and the Plan's recordkeeping administrative services are provided by Fidelity Investments Institutional Operations Company, Inc., collectively, "Fidelity". All investment and participant loan transactions are executed by Fidelity at the direction of and for the exclusive benefit of participants under the Plan.

### *(b) Participants' Accounts*

Each participant's share of the Plan's assets is recorded in an account established for that participant. Each participant's account is credited with the participant's contribution, if any, and the participant's share of the Company's contribution, adjusted to reflect income, gains and losses realized and net appreciation or depreciation in the value of the Plan's assets. All contributions are invested based on participant direction. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants may elect to divide their contributions or initiate a transfer among the investment fund options in whole increments of 1%, subject to certain restrictions. An eligible participant may elect to suspend or resume his or her contributions, subject to the Plan's notice requirements. Changes requested by participants are implemented as soon as administratively practicable, in accordance with the Plan document.

### *(c) Contributions*

Eligible employees may, at their option, contribute up to 50% each year of their eligible compensation on a pre-tax and/or Roth after-tax basis (as defined under the Plan) and up to 10% of their compensation on a regular after-tax basis into any of the available investment elections. Highly compensated employees may, at their option, contribute up to 25% of their eligible compensation on a pre-tax and/or Roth after-tax basis (as defined under the Plan) and up to 10% of their compensation on a regular after-tax basis. The Plan provides that the Company make a matching contribution of 50% of the first 6% of a participant's eligible pay each payroll period in pre-tax or Roth after-tax contributions to the Plan beginning with a participant's first contribution to the Plan. Employee pre-tax and Roth after-tax contributions cannot exceed $17,000 and $16,500 for the plan years ended December 31, 2012 and 2011, respectively. Annual contributions allocated to the participant's account cannot exceed the lesser of (a) 100% of a participant's compensation for the plan year or (b) $50,000 and $49,000 for the plan years ended December 31, 2012 and 2011, respectively. Contributions are subject to certain other limitations. A participant who has made the maximum amount of permitted deferral contributions for a plan year, and who has attained or will attain age 50 during such plan year, may elect to make additional catch-up contributions. Catch-up contributions will be considered deferred contributions for all purposes under the Plan, except that catch-up contributions will not exceed $5,500 for the plan years ended December 31, 2012 and 2011.

All newly hired or rehired full-time employees are automatically enrolled in the Plan at a default pre-tax contribution rate of 6%, beginning with the first pay period 45 days after the employee's first day of employment (or rehire). These employees can elect to participate at a different rate or opt out of the Plan and their future contribution rates will be adjusted as soon as practicable although contributions already made to the Plan will not be refunded.

On June 30, 2011, Cablevision Systems Corporation ("Cablevision") distributed to its stockholders all of the outstanding common stock of AMC Networks Inc., formerly Rainbow Media Holdings LLC, ("AMC Networks"), a company which consists principally of national programming networks, including AMC, WE tv, IFC and Sundance Channel (the "AMC Networks Distribution"). The AMC Networks Distribution took the form of a distribution by Cablevision of one share of AMC Networks Class A Common Stock for every four shares of Cablevision NY Group ("CNYG") Class A Common Stock held of record on June 16, 2011 (the "AMC Networks Distribution Record Date") and one share of AMC Networks Class B Common Stock for every four shares of CNYG Class B Common Stock held of record on the AMC Networks Distribution Record Date.

On February 1, 2011, the Plan was amended and restated so that immediately upon the AMC Networks Distribution, employees of AMC Networks who participated in, or were eligible to participate in the Plan, would continue to participate, or be eligible to participate in the Plan, but with special enhancements available only to eligible AMC Networks employees, as follows: AMC Networks employees are eligible for an AMC Networks' enhanced employer matching contribution equal to 100% on the first 3% of their elective deferrals plus 50% on the next 2% of their elective deferrals. The maximum matching contribution is equal to 4% of a participant's eligible compensation. Eligible AMC Networks employees also receive an additional employer provided year-end contribution to their Plan accounts equal to 4% of eligible compensation (the "AMC Networks Annual Contribution"). Effective January 2013, AMC Networks may in its discretion make the AMC Networks Annual Contribution. This contribution is provided to all eligible AMC Networks employees who are active on the last day of the Plan year and who complete 1,000 hours of service in such year, regardless of whether, or how much they contributed to the Plan. The AMC Networks Annual Contribution, which amounted to $4,133,465 and $1,692,295, at December 31, 2012 and 2011, respectively, is included in the "Employer contributions receivable" line within the Plan's statement of net assets available for benefits.

Management expects that employees of AMC Networks who participate in the Plan will begin participation in an AMC Networks-sponsored 401(k) savings plan in mid 2013. At such time, the applicable participant accounts are expected to be transferred from the Plan to the AMC Networks-sponsored plan.

Also during 2011, the MFS Institutional International Equity Fund and the Hartford Mid-Cap HLS Fund Class IA were added to the Plan's investment options available to participants as replacements for the AllianceBernstein International Style Blend and the Vanguard Strategic Equity Fund, respectively. Amounts previously invested in the AllianceBernstein International Style Blend and the Vanguard Strategic Equity Fund were transferred to these new funds.

***(d) Rollovers and Transfers***

The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make rollover contributions into the Plan from a conduit individual retirement account, which holds amounts attributable solely to a rollover from another qualified plan. In addition, the Plan permits for direct transfers of participant accounts for employees in businesses that were acquired by the Company. Such transfers or rollovers to the Plan may only be made with the approval of the Plan administrator and do not affect any other contributions made by or on behalf of a participant. Rollovers to the Plan amounted to $5,803,489 and $4,346,210, for the years ended December 31, 2012 and 2011, respectively.

In November 2012, the Plan was amended so that participants with a balance in the Cablevision Electronics Investments, Inc. 401(K) Retirement Plan were transferred into the Plan. Approximately $116,000 was transferred into the Plan in connection with this amendment during 2012.

In February 2011, employees of The Madison Square Garden Company (a company that was distributed by Cablevision during 2010) who participated in the Plan, began participation in The Madison Square Garden Company 401(k) Savings Plan and their participant accounts of approximately $83,300,000 (including a portion of forfeitures that related to MSG employees who participated in the Plan) were transferred from the Plan to the MSG Holdings, L.P. 401(k) Savings Plan.

***(e) Forfeited Accounts***

Forfeitures are used primarily to reduce employer contributions, although the Plan does permit payment of Plan administrative expenses with available forfeited amounts. Forfeited amounts will be restored to a participant's account only if the participant is rehired prior to achieving a five-year break in service and repays the amount of his or her distribution received as a result of his or her separation from service. In 2012 and 2011, employer contributions were reduced by $1,069,086 and $835,033, respectively, from utilizing forfeited nonvested accounts. At December 31, 2012 and 2011, forfeited nonvested accounts totaled $97,725 and $93,784, respectively. The forfeiture balance at December 31, 2012 will be used to reduce future employer contributions or to pay for administrative expenses.

### *(f) Fund Vesting*

Participants immediately vest in their contributions, plus actual earnings thereon. The Company's matching contribution account becomes 100% vested upon the completion of three years of service. For AMC Networks participants, the AMC Networks enhanced employer matching contribution account vests immediately, while the AMC Networks year-end annual contribution account becomes 100% vested upon the completion of three years of service.

### *(g) Payment of Benefits*

Upon retirement at normal retirement age, as defined, death, or termination of service, a participant's vested interest in the Plan becomes payable to the participant (or his or her assigned beneficiary in the case of death). A participant may elect to receive benefit payments in annual installments of up to 15 years, a lump-sum amount or as a direct rollover contribution to an Individual Retirement Account ("IRA") or an eligible retirement plan of all or part of the payment. Withdrawals prior to attaining retirement age are not permitted except in the event of retirement, disability or as a hardship distribution. Upon proof, to the satisfaction of the plan administrator, and in compliance with the Internal Revenue Code, of an immediate and heavy financial need, amounts contributed may be withdrawn for hardship purpose. Certain income tax penalties may apply to withdrawals or distributions prior to retirement age. If a hardship withdrawal is made, a participant will be suspended from making contributions to the Plan for six months.

### *(h) Participant Loans Receivable*

Subject to approval by the Plan's administrator, participants can have two loans outstanding at one time, a general purpose loan and a home purchase loan, or two general purpose loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 (reduced by the participant's highest outstanding loan balance during the preceding 12-month period), or (b) 50% of the vested portion in the participant's account. Such borrowings generally must be repaid (through payroll deductions) within five years (or ten years when it is for the purchase of a principal residence) and up to 25 years for pre-existing loans for the purchase of a principal residence, that transferred into the Plan effective with the merger of another plan in January 2001. The loans are secured by the balances in the participant's account and all loans bear interest at a rate fixed by the Plan administrator based on the interest rate currently being charged for loans of comparable size, risk and maturity when the application for the loan is approved. Participant loans receivable as of December 31, 2012 and 2011 bore interest at rates ranging from 4% to 10.5% with maturity dates through 2034. Participant loans receivable at December 31, 2012 and 2011 amounted to $47,871,109 and $44,161,756, respectively, and represents unpaid principal balance plus any accrued but unpaid interest.

## (2) Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

***(a) Basis of Presentation***

The accompanying financial statements have been prepared under the accrual method of accounting.

***(b) Investment Valuation and Income Recognition***

The Plan's investment assets are stated at fair value at the end of the Plan year. Shares of mutual funds, as well as Cablevision, The Madison Square Garden Company and AMC Networks Inc. common stock, are traded on national securities exchanges and are valued at the last reported sales price on the last trading day of the Plan year. Certain of the Plan's common collective trust funds are valued at the net asset value of shares held by the Plan at year end while others are presented at fair value with the related adjustment amount from contract value disclosed in the Plan's statement of net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. The Plan's investment assets are not guaranteed as to principal or interest, and their values vary depending upon the performance of the underlying investments.

The Plan has a fully-benefit responsive common collective trust as an investment. This type of investment contract is required to be reported at fair value. However, contract value is the relevant measurement for fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

***(c) Payment of Benefits***

Benefits are recorded when paid.

***(d) Other Liabilities***

This liability represents primarily amounts due for investment transactions recorded which were not settled and paid at the end of the Plan year.

***(e) Use of Estimates***

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

### *(f) Risks and Uncertainties*

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

The Plan invests indirectly in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant fund elections. Additionally, the investments within each participant-directed fund elections are further diversified into various financial instruments, with the exception of the Cablevision stock fund, the Madison Square Garden Company stock fund, and the AMC Networks Inc. stock fund that are each invested in the securities of a single issuer.

The average annual yield based on the underlying investments of the Income Plus fund was approximately 1.65% and 1.85% for the years ended December 31, 2012 and 2011, respectively. The crediting interest rate to participants for the underlying investments in the Income Plus fund was 1.23% and 1.40% for the years ended December 31, 2012 and 2011, respectively. The yield credited to participants is net of annual fees of 0.15%. The crediting interest rate is calculated on a daily basis.

### *(g) Recent Accounting Pronouncements*

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards.* ASU 2011-04 provides a consistent definition of fair value and ensures that the fair value measurement and disclosure requirements are similar between GAAP and International Financial Reporting Standards. ASU 2011-04 specifies that in the absence of a Level I input for a fair value measure, a reporting entity should apply premiums or discounts when market participants would take them into account when pricing the asset or liability. In addition, the guidance enhances the disclosure requirements that reporting entities must provide quantitative information about the inputs used in a fair value measurement, particularly information about unobservable inputs used within Level III of the fair value hierarchy. Effective January 1, 2012, the Plan adopted this new guidance and the notes to the financial statements include the enhanced disclosures required as applicable.

## (3) Investments

The following is a description of the types of Plan investments:

### (a) *Registered Investment Company Mutual Funds*

The Plan's investments in registered investment company mutual funds represent the Plan's participation in certain mutual funds whose value is determined by the performance of the underlying investments held by the fund. The Plan's investments in these funds are not guaranteed as to principal or interest, and their values vary with the performance of the funds.

### (b) *Cablevision Stock Fund*

The Plan maintains an investment in the Cablevision Stock Fund which consists primarily of investments in Cablevision NY Group ("CNYG") Class A common stock. A participant's investment election for contributions to this fund is limited to 10% and participants are not permitted to transfer balances invested in other funds into this fund. The participants receive units of participation representing a percentage of the underlying assets, which consists of CNYG stock, Fidelity Institutional Cash Portfolio Money Market Class I Fund shares, and dividends and interest receivable. The value of a unit reflects the combined value of the CNYG stock and cash held by the fund. The Plan owns the underlying assets of the shares in CNYG stock and the underlying cash.

The Cablevision Stock Fund held 1,881,630 and 1,900,393 shares of CNYG Class A common stock valued at a quoted market value of $28,111,552 and $27,023,589, at December 31, 2012 and 2011, respectively. The Cablevision Stock Fund also held 1,208,611 shares in the Fidelity Institutional Cash Portfolio Money Market Class I Fund with a market value of $1,208,611, other receivables of $5,216 (included in the "Dividend and interest receivables" line within the statement of net assets available for benefits), and liabilities of $18,041 (included in the "Other liabilities" line within the statement of net assets available for benefits) at December 31, 2012. The Cablevision Stock Fund held 1,113,120 shares in the Fidelity Institutional Cash Portfolio Money Market Class I Fund with a market value of $1,113,120, other receivables of $6,133 (included in the "Dividend and interest receivables" line within the statement of net assets available for benefits) and $2,199 (included in the "Other liabilities" line within the statement of net assets available for benefits) at December 31, 2011. The amounts in the money market fund are invested in short-term money market instruments.

### (c) *Madison Square Garden Company Stock Fund*

In February 2010, Cablevision distributed to its stockholders all of the outstanding common stock of The Madison Square Garden Company (the "MSG Distribution"). In connection with the MSG Distribution, the Cablevision Stock Fund received for every four shares of CNYG Class A shares it owned, one share of The Madison Square Garden Company Class A stock. These shares were transferred into a newly created Madison Square Garden Company Stock Fund.

Participants receive units of participation representing a percentage of the underlying assets which consist of The Madison Square Garden Company stock, Fidelity Institutional Cash

Portfolio Money Market Class I Fund shares, and interest receivable. The value of a unit reflects the combined value of the Madison Square Garden Company stock and cash held by the fund. The Plan owns the underlying assets of the shares in the Madison Square Garden Company stock and the underlying cash. Plan participants may transfer all or any portion of their balance out of this fund and into the various funds offered by the Plan, but they may not direct any contributions or transfer any portion of their balance in the other funds offered by the Plan into this fund.

The Madison Square Garden Company Stock Fund ("MSG Stock Fund") held 358,642 and 402,056 shares of The Madison Square Garden Company Class A common stock valued at a quoted market value of $15,905,772 and $11,514,884, at December 31, 2012 and 2011, respectively. The fund also held 340,944 shares in the Fidelity Institutional Cash Portfolio Money Market Class I Fund with a market value of $340,944, other receivables of $43 (included in the "Dividend and interest receivables" line within the statement of net assets available for benefits) and liabilities of $9,790 (included in the "Other liabilities" line within the statement of net assets available for benefits) at December 31, 2012. The Madison Square Garden Company Stock Fund held 339,667 shares in the Fidelity Institutional Cash Portfolio Money Market Class I Fund with a market value of $339,667, other receivables of $51 (included in the "Dividend and interest receivables" line within the statement of net assets available for benefits) and $136 (included in the "Other liabilities" line within the statement of net assets available for benefits) at December 31, 2011. As with the Cablevision Stock Fund, the amount in the money market fund is invested in short-term money market instruments.

***(d) AMC Networks Stock Fund***

In connection with the AMC Networks Distribution (as described in Note 1(c)), the Cablevision Stock Fund received for every four shares of CNYG Class A shares it owned, one share of AMC Networks Class A stock. These shares were transferred into a newly created AMC Networks Stock Fund during 2011.

Participants receive units of participation representing a percentage of the underlying assets, which consist of AMC Networks stock, Fidelity Institutional Cash Portfolio Money Market Class I Fund shares, and interest receivable. The value of a unit reflects the combined value of AMC Networks Class A common stock and cash held by the fund. The Plan owns the underlying assets of the shares in AMC Networks Class A common stock and the underlying cash. As with the MSG Stock Fund, Plan participants may transfer all or any portion of their balance out of this fund and into the various funds offered by the Plan, but they may not direct any contributions or transfer any portion of their balance in the other funds offered by the Plan into this fund.

As of December 31, 2012, the AMC Networks Stock Fund held 398,407 shares of AMC Networks Class A common stock valued at a quoted market value of $19,721,147. The fund also held 441,200 shares in the Fidelity Institutional Cash Portfolio Money Market Class I Fund with a market value of $441,200, other receivables of $56 (included in the "Dividend and interest receivables" line within the statement of net assets available for benefits), and liabilities of $11,763 (included in the "Other liabilities" line within the statement of net assets available for benefits) at December 31, 2012. As of December 31, 2011, the AMC Networks Stock Fund held 454,798 shares of AMC Networks Class A common stock valued at a quoted market value of $17,091,309. The fund held 421,893 shares in the Fidelity Institutional Cash Portfolio Money Market Class I Fund with a market value of $421,893, other receivables of $72 (included in the "Dividend and interest receivables" line within the statement of net assets available for benefits), $1,166 (included in the "Other liabilities" line within the statement of net assets available for benefits) at December 31, 2011. As with the Cablevision Stock Fund and MSG Stock Fund, the amount in the money market fund is invested in short-term money market instruments.

***(e) Common Collective Trust Funds***

At December 31, 2012 and 2011, the common collective trust funds available for participant contribution allocations included the Plan's investments in the Income Plus Fund, a sub-fund of the BNP Paribas Investment Partners Pooled Trust Fund for Employee Benefit Plans ("Income Plus"), and the EB Diversified Stock Fund, a sub-fund of the KeyBank Multiple Investment Trust for Employee Benefit Trusts.

The Income Plus fund primarily invests in a diversified portfolio of fully benefit-responsive Guaranteed Investment Contracts ("GICs"), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts and synthetic GICs. In a traditional GIC, the fund enters into a contract with an issuer (typically a bank or life insurance company), which provides for a stated rate of interest and a fixed maturity. In a synthetic GIC structure, the fund owns fixed-income investments and enters into a wrap contract from high-quality insurance companies, banks or other financial services companies that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrap contract obligates the wrap provider to maintain the "contract value" of the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement). The value of the portfolio is not guaranteed.

Certain events may limit the ability of the Income Plus fund to transact at contract value with the issuer of the GICs. Withdrawals prompted by the Plan or by the Company, such as withdrawals resulting from the sale of a division of the Company, a corporate layoff or the addition of Plan investment options, for example, may be paid at the contract's market value, which may be more or less than contract value. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan's ability to transact at contract value with participants, is probable.

The common collective trusts discussed above are valued at the net asset value per unit as determined by the respective collective trust fund as of the valuation date, which approximates fair value.

The following individual investments represent 5% or more of net assets available for benefits as of December 31, 2012 and 2011:

| | 2012 | 2011 |
|---|---|---|
| BNP Paribas Investment Partners Pooled Trust Fund for Employee Benefit Plans - Income Plus Fund | $110,285,900 | $98,938,928 |
| EB Diversified Stock Fund | 76,433,635 | 67,253,721 |
| PIMCO Total Return Fund – Institutional Class | 108,307,835 | 88,723,189 |
| Spartan International Index Fund – Fidelity Advantage Institutional Class | 184,016,815 | 132,217,981 |
| Vanguard Institutional Index Fund - Institutional Plus Shares | 228,804,436 | 188,338,848 |
| Vanguard Mid-Cap Index Fund - Institutional Shares | 129,988,839 | 101,245,362 |

During 2012 and 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, as follows:

| | 2012 | 2011 |
|---|---|---|
| Registered investment company mutual funds | $80,796,165 | $(31,241,937) |
| Cablevision stock fund | 2,521,251 | (17,094,966) |
| Madison Square Garden Company stock fund | 5,984,904 | 1,162,916 |
| AMC Networks Inc. stock fund | 5,002,153 | (1,090,250) |
| Common collective trust funds | 11,408,420 | (4,798,269) |
| | $105,712,893 | ($53,062,506) |

## (4) Fair Value Measurements

The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

- Level I – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

- Level II – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.

- Level III – Assets or liabilities whose significant value drivers are unobservable.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no changes in the Plan's valuation methodologies at December 31, 2012 and 2011 and there were no transfers between any of the levels for the year ended December 31, 2012. The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value on a recurring basis as of December 31, 2012:

| | Level I | Level II | Level III | Total |
|---|---|---|---|---|
| Common collective trust funds: | | | | |
| Fixed income securities | $ — | $110,285,900 | $ — | $110,285,900 |
| Equity securities | — | 76,433,635 | — | 76,433,635 |
| Registered investment company mutual funds: | | | | |
| S&P Index Equity Funds | 228,804,436 | — | — | 228,804,436 |
| Mid-Cap Equity Funds | 163,061,929 | — | — | 163,061,929 |
| Small-Cap Equity Funds | 46,340,011 | — | — | 46,340,011 |
| International Equity | 207,771,452 | — | — | 207,771,452 |
| Fixed income Funds | 108,307,835 | — | — | 108,307,835 |
| Cablevision Stock Fund: | | | | |
| Cablevision NY Group Class A Common Stock | 28,111,552 | — | — | 28,111,552 |
| Money market funds | 1,208,611 | — | — | 1,208,611 |
| Madison Square Garden Company Stock Fund: | | | | |
| The Madison Square Garden Company Class A Common Stock | 15,905,772 | — | — | 15,905,772 |
| Money market funds | 340,944 | — | — | 340,944 |
| AMC Networks Stock Fund: | | | | |
| AMC Networks Inc. Class A Common Stock | 19,721,147 | — | — | 19,721,147 |
| Money market funds | 441,200 | — | — | 441,200 |
| Total investments measured at fair value | $820,014,889 | $186,719,535 | $ — | $1,006,734,424 |

The following table sets forth by level, within the fair value hierarchy, the Plan's assets carried at fair value on a recurring basis as of December 31, 2011:

| | Level I | Level II | Level III | Total |
|---|---|---|---|---|
| Common collective trust funds: | | | | |
| Fixed income securities | $ — | $ 98,938,928 | $ — | $ 98,938,928 |
| Equity securities | — | 67,253,721 | — | 67,253,721 |
| Registered investment company mutual funds: | | | | |
| S&P Index Equity Funds | 188,338,848 | — | — | 188,338,848 |
| Mid-Cap Equity Funds | 129,554,117 | — | — | 129,554,117 |
| Small-Cap Equity Funds | 43,972,317 | — | — | 43,972,317 |
| International Equity | 150,787,424 | — | — | 150,787,424 |
| Fixed income Funds | 88,723,189 | — | — | 88,723,189 |
| Cablevision Stock Fund: | | | | |
| Cablevision NY Group Class A Common Stock | 27,023,589 | — | — | 27,023,589 |
| Cash equivalents | 1,113,120 | — | — | 1,113,120 |
| Madison Square Garden Company Stock Fund: | | | | |
| The Madison Square Garden Company Class A Common Stock | 11,514,884 | — | — | 11,514,884 |
| Cash equivalents | 339,667 | — | — | 339,667 |
| AMC Networks Stock Fund: | | | | |
| AMC Networks Inc. Class A Common Stock | 17,091,309 | — | — | 17,091,309 |
| Cash equivalents | 421,893 | — | — | 421,893 |
| Total investments measured at fair value | $658,880,357 | $166,192,649 | $ — | $825,073,006 |

The Plan's investment in common collective trust funds are valued based upon the net asset value of units owned by the Plan. These funds are not traded on an active market, however, there are frequent transactions which corroborate the validity of the net asset value. The Plan's valuation methodology used to measure the fair values of mutual funds and common stock were derived from quoted market prices as substantially all of these instruments have active markets. The Plan's money market funds at December 31, 2012 and cash equivalents at December 31, 2011 are valued using quoted market prices.

## (5) Party-in-Interest Transactions and Administrative Fees

Certain Plan investments are shares of common stock issued by the Company. As the Company is the Plan sponsor, as defined by the Plan, transactions involving purchases and sales of Cablevision common stock represent party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by Fidelity. As Fidelity is the trustee and recordkeeper of the Plan, transactions involving purchases and sales of Fidelity managed mutual funds represent party-in-interest transactions.

Administrative, investment management and investment advisory fees of the Plan are paid from the assets of the Plan. Participants are charged for a portion of the cost to administer the Plan including the recordkeeping, accounting, legal and trustee services and other administrative services, which are deducted automatically from the participant's account. Participants are also charged for certain transactions, such as the processing of a loan. These costs, as well as certain investment management and investment advisory fees paid from Plan assets in 2012 and 2011 amounted to $1,111,894 and $1,092,864, respectively. Certain other administrative and advisory fee expenses in 2012 and 2011 were paid by the Company.

In addition, certain Plan investments are shares of common stock of AMC Networks. Since AMC Networks employees participate in the Plan, transactions involving AMC Networks common stock are considered party-in-interest transactions.

## (6) Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a favorable determination letter dated July 23, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended and restated since receiving the determination letter. In the opinion of the Plan administrator, the Plan and its underlying trust are currently designed and have operated in compliance with the applicable provisions of the IRC.

In January 2013, the Plan filed for advanced determination with the IRS as to whether the Plan continues to meet the qualification requirements with the applicable sections of the IRC.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

## (7) Plan Termination

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants become fully vested in their accounts and the assets of the Plan will be distributed to the participants in accordance with the provisions of the Plan and ERISA.

## (8) Excess Employee Contributions

The Plan is subject to certain non-discrimination rules under ERISA and the IRC. For the Plan years ended December 31, 2012 and 2011, the Plan failed certain of the non-discrimination tests under the IRC due to lower contribution percentages by non-highly compensated eligible employees relative to the contribution percentages of highly compensated eligible employees. In order to meet the requirements of the non-discrimination rules, the Plan refunded a portion of the contributions made by highly compensated participants, in accordance with applicable provisions of the IRC. In March 2013 and 2012, excess employee contributions and the related earnings on these contributions for the 2012 and 2011 Plan years in the amount of $90,706 and $157,693, respectively, were refunded to the affected participants. The refund liabilities are included in the "Excess employee contributions" line within the December 31, 2012 and 2011 statements of net assets available for benefits.

## (9) Subsequent Events

The Plan evaluated all events that occurred after December 31, 2012 up through June 21, 2013, the date on which the Plan's financial statements were available to be issued and no additional subsequent events disclosures were identified.

## (10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to Form 5500:

| | 2012 | 2011 |
|---|---|---|
| Net assets available for benefits per the financial statements | $1,058,104,092 | $870,871,468 |
| Adjustment from contract value to fair value for fully benefit-responsive investment contracts | 826,512 | 200,678 |
| Net assets available for benefits per the Form 5500 | $1,058,930,604 | $871,072,146 |

The following is a reconciliation of the net investment gain per the financial statements for the years ended December 31, 2012 and 2011 to the Form 5500:

| | 2012 | 2011 |
|---|---|---|
| Net investment gain (loss) per the financial statements | $127,621,150 | $(36,835,865) |
| Interest from participant loans | 1,955,377 | 1,909,007 |
| Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31 | (200,678) | (410,296) |
| Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31 | 826,512 | 200,678 |
| Total investment income (loss) per the Form 5500 | $130,202,361 | $(35,136,476) |

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

## (11) Nonexempt Transaction

During 2012, there were unintentional delays by the Plan sponsor in submitting certain employee deferrals in the amount of $2,215 and $716, which were deposited to the Trustee in March 2012 and June 2013, respectively. The Company also reimbursed the Plan for lost interest of $8 and $13 associated with these employee deferrals which were also deposited to the Trustee in March 2012 and June 2013, respectively.

## CABLEVISION 401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012

| (a) | (b) Identity of issue, borrower, lessor or similar party | (c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value | (d) Cost | (e) Current value |
|---|---|---|---|---|
| | Registered investment company mutual funds: | | | |
| | The Vanguard, Inc. | Vanguard Institutional Index Fund Institutional Plus, 1,752,888 shares | ** | $228,804,436 |
| | The Vanguard, Inc. | Vanguard Mid-cap Index Fund - Institutional Shares, 5,772,151 shares | ** | 129,988,839 |
| | The Vanguard, Inc. | Vanguard Small-Cap Index Fund - Institutional Shares, 713,181 shares | ** | 27,642,883 |
| | HL Investment Advisors | Hartford Mid-Cap HLS Fund Class IA, 1,174,471 shares | ** | 33,073,090 |
| | Prudential Investments | TARGET Small Capitalization Value Portfolio Class T, 872,882 shares | ** | 18,697,128 |
| * | Fidelity Investments | Spartan International Index Fund – Fidelity Advantage Institutional Class, 5,368,052 shares | ** | 184,016,815 |
| | Pacific Investment Management Co LLC | PIMCO Total Return Fund – Institutional Class, 9,635,928 shares | ** | 108,307,835 |
| | Massachusetts Financial Services Company | MFS Institutional International Equity Fund, 1,234,007 shares | ** | 23,754,637 |
| | | | | 754,285,663 |
| | Common collective trust funds: | | | |
| | BNP Paribas Investment Partners Trust Company | BNP Paribas Investment Partners Pooled Trust Fund for Employee Benefit Plans – Income Plus Fund, 109,459,388 shares | ** | 110,285,900 |
| | Key Bank | EB Diversified Stock Fund, 5,691,261 shares | ** | 76,433,635 |
| | | | | 186,719,535 |
| | Cablevision stock fund: | | | |
| * | Cablevision Systems Corporation | Cablevision NY Group Class A Common Stock, 1,881,630 shares | ** | 28,111,552 |
| * | Fidelity Management and Research Company | Fidelity Institutional Cash Portfolio Money Market Fund Class I, 1,208,611 shares | ** | 1,208,611 |
| | | | | 29,320,163 |
| | Madison Square Garden Company stock fund: | | | |
| | The Madison Square Garden Company | The Madison Square Garden Company Class A Common Stock, 358,642 shares | ** | 15,905,772 |
| * | Fidelity Management and Research Company | Fidelity Institutional Cash Portfolio Money Market Fund Class I, 340,944 shares | ** | 340,944 |
| | | | | 16,246,716 |
| | AMC Networks Inc. stock fund: | | | |
| * | AMC Networks Inc. | AMC Networks Inc. Class A Common Stock, 398,407 shares | ** | 19,721,147 |
| * | Fidelity Management and Research Company | Fidelity Institutional Cash Portfolio Money Market Fund Class I, 441,200 shares | ** | 441,200 |
| | | | | 20,162,347 |
| * | Plan Participants | Participant loans, 8,077 loans outstanding at varying amounts, maturing on various dates through 2034, at interest rates ranging from 4% to 10.5% | ** | 47,871,109 |
| | | | | $1,054,605,533 |

* Represents a party-in-interest to the Plan.

** Historical cost is not required as all investments are participant directed.

See accompanying Report of Independent Registered Public Accounting Firm.

## CABLEVISION 401(k) SAVINGS PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
Year Ended December 31, 2012

| **Participant Contributions Transferred Late to Plan** | **Total that Constitute Nonexempt Prohibited Transactions** | | | |
|---|---|---|---|---|
| **Check here if late participant loan repayments are included: ☐** | **Contributions Not Corrected** | **Contributions Corrected Outside VFCP** | **Contributions Pending Correction in VFCP** | **Total fully Corrected Under VFCP and PTE 2002-51** |
| $2,931 | $ — | $2,931 | $ — | $ — |

During 2012, there were unintentional delays by the Plan sponsor in submitting certain employee deferrals in the amount of $2,215 and $716, which were deposited to the Trustee in March 2012 and June 2013, respectively. The Company also reimbursed the Plan for lost interest of $8 and $13 associated with these employee deferrals which were also deposited to the Trustee in March 2012 and June 2013, respectively.

See accompanying Report of Independent Registered Public Accounting Firm.

## EXHIBIT INDEX

<u>Exhibit No.</u>

| | |
|---|---|
| 23 | Consent of KPMG LLP |

## SIGNATURES

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the Cablevision Investment and Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

**CABLEVISION 401(k) SAVINGS PLAN**



Date: June 21, 2013

By: Kevin F. Watson
Chairman of the Cablevision Investment and Benefits Committee

**Exhibit 23**

**Consent of Independent Registered Public Accounting Firm**

Cablevision Systems Corporation
Cablevision 401(k) Savings Plan:

We consent to the incorporation by reference in the registration statements (No. 333-134260 and No. 333-57924) on Form S-8 of Cablevision Systems Corporation, of our report, dated June 21, 2013, with respect to the statements of net assets available for benefits of Cablevision 401(k) Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended, supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012 and supplemental Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2012, which report appears in the annual report on Form 11-K of the Plan for the year ended December 31, 2012.

KPMG LLP

New York, New York
June 21, 2013